

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2015

Charles Zhang
Chief Executive Officer
Sohu.com Inc.
Level 18, Sohu.com Media Plaza
Block 3, No. 2 Kexueyuan South Road, Haidian District
Beijing 100190
People's Republic of China

   Re: **Sohu.com Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2013
     Filed on February 28, 2014
     File No. 000-30961

Dear Mr. Zhang:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Stephen Krikorian

        Stephen Krikorian
        Accounting Branch Chief